FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January 2009
28 January 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report is incorporated by reference in the prospectus contained in Registration Statements on Form F-3 (SEC File No. 333-08246), Form F-3/S-3 (SEC File No. 333-106837) and Form F-3/S-3 (SEC File No. 333-120775) filed by the Registrant under the Securities Act of 1933

EXHIBIT INDEX

Exhibit

EXHIBIT NO.  1      Press release of British Sky  Broadcasting  Group plc announcing  6K Accounting Release released on  28 January 2009

Consolidated Financial Information

Condensed Consolidated Income Statement
for the half year ended 31 December 2008

		2008/09	2007/08	2007/08
		Half year	Half year	Full year
	Notes	£ million	£ million	£ million

Revenue	2	2,601	2,458	4,952
Operating expense	3	(2,216)	(2,163)	(4,228)
Operating profit		385	295	724

Share of results of joint ventures and associates		10	8	15
Investment income		28	19	47
Finance costs		(88)	(82)	(177)
Profit on disposal of joint venture	4	-	67	67
Impairment of available-for-sale investment	5	(59)	(343)	(616)
Profit (loss) before tax		276	(36)	60

Taxation		(110)	(76)	(187)
Profit (loss) for the period		166	(112)	(127)

Earnings (loss) per share from profit (loss) for the period (in pence)
Basic	6	9.5p	(6.4p)	(7.3p)
Diluted	6	9.5p	(6.4p)	(7.3p)

Condensed Consolidated Statement of Recognised Income and Expense
for the half year ended 31 December 2008

	2008/09	2007/08	2007/08
	Half year	Half year	Full year
	£ million	£ million	£ million

Profit (loss) for the period	166	(112)	(127)

Net profit (loss) recognised directly in equity
Loss on available-for-sale investment	-	(192)	(192)
Gains on cash flow hedges taken to equity	601	11	43
Tax on cash flow hedges	(168)	(3)	(13)
Exchange differences on translation of foreign operations	26	-	4
	459	(184)	(158)
Amounts reclassified and reported in the income statement
Cash flow hedges	(406)	(2)	2
Tax on cash flow hedges	113	-	-
Transfer to income statement on impairment of available-for-sale investment	-	343	343
	(293)	341	345
Net profit recognised directly in equity	166	157	187
Total recognised income and expense for the period	332	45	60

Condensed Consolidated Income Statement
for the three months ended 31 December 2008

	2008/09 Three months ended 31 December £ million	2007/08 Three months ended 31 December £ million

Revenue	1,352	1,273
Operating expense	(1,146)	(1,121)
Operating profit	206	152

Share of results from joint ventures and associates	6	5
Investment income	9	4
Finance costs	(39)	(42)
Profit on disposal of joint venture	-	67
Impairment of available-for-sale investment	(35)	(343)
Profit (loss) before tax	147	(157)

Taxation	(54)	(39)
Profit (loss) for the quarter	93	(196)

Earnings per share from profit (loss) for the quarter (in pence)
Basic	5.3	(11.2)
Diluted	5.3	(11.2)

The consolidated income statement for the three months ended 31 December 2008 is not extracted from the Group's Interim Management Report for the period ended 31 December 2008.

Condensed Consolidated Balance Sheet
 as at 31 December 2008

		31 December	31 December	30 June
		2008	2007	2008
	Notes	£ million	£ million	£ million

Non-current assets
Goodwill		852	845	852
Intangible assets		325	283	303
Property, plant and equipment		751	682	722
Investments in joint ventures and associates		145	106	114
Available-for-sale-investments		279	611	338
Deferred tax assets		-	47	23
Trade and other receivables		17	36	19
Derivative financial assets		582	8	13
		2,951	2,618	2,384

Current assets
Inventories		630	664	310
Trade and other receivables		705	570	566
Short-term deposits		165	1	185
Cash and cash equivalents		1,088	389	632
Derivative financial assets		178	5	5
		2,766	1,629	1,698

Total assets		5,717	4,247	4,082

Current liabilities
Borrowings		958	98	338
Trade and other payables		1,822	1,627	1,294
Current tax liabilities		203	138	151
Provisions		26	10	27
Derivative financial liabilities		62	21	83
		3,071	1,894	1,893

Non-current liabilities
Borrowings		2,553	2,038	2,108
Trade and other payables		62	96	67
Provisions		14	37	22
Derivative financial liabilities		3	240	160
Deferred tax liability		35	-	-
		2,667	2,411	2,357

Total liabilities		5,738	4,305	4,250

Shareholders' deficit	8	(21)	(58)	(168)

Total liabilities and shareholders' deficit		5,717	4,247	4,082

Consolidated Cash Flow Statement for the half year ended 31 December 2008

		2008/09	2007/08	2007/08
		Half year	Half year	Full year
	Notes	£ million	£ million	£ million

Cash flows from operating activities
Cash generated from operations	9	588	429	997
Interest received		30	22	43
Taxation paid		(56)	(80)	(163)
Net cash from operating activities		562	371	877

Cash flows from investing activities
Dividends received from joint ventures and associates		11	5	11
Net funding to joint ventures and associates		(2)	(2)	(6)
Purchase of property, plant and equipment		(126)	(91)	(215)
Purchase of intangible assets		(68)	(62)	(124)
Purchase of available-for-sale investments		-	(7)	(6)
Purchase of subsidiaries (net of cash and cash equivalents purchased)		-	(71)	(72)
Proceeds from the sale of subsidiaries		-	-	3
Decrease (increase) in short-term deposits		20	14	(170)
Net cash used in investing activities		(165)	(214)	(579)

Cash flows from financing activities
Proceeds from borrowings		398	54	383
Repayment of borrowings		(32)	(8)	(16)
Repayment of obligations under finance leases		-	-	(1)
Proceeds from disposal of shares in Employee Share Ownership Plan ("ESOP")		-	16	22
Purchase of own shares for ESOP		(40)	(23)	(45)
Interest paid		(101)	(86)	(165)
Dividends paid to shareholders		(167)	(156)	(280)
Net cash generated from (used in) financing activities		58	(203)	(102)

Effect of foreign exchange rate movements		1	-	1
Net increase (decrease) in cash and cash equivalents		456	(46)	197

Cash and cash equivalents at the beginning of the period		632	435	435

Cash and cash equivalents at the end of the period		1,088	389	632

Notes to the condensed consolidated interim financial statements

Basis of preparation

The financial information set out in this press release does not constitute statutory financial statements for the half years ended 31 December 2008 or 2007, for the purpose of the Companies Act 2006, and is unaudited. Statutory financial statements for the year ended 30 June 2008 have been filed with the Registrar of Companies. The financial information below for the year ended 30 June 2008 is derived from our audited financial statements. The Group's auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 237(2) or (3) Companies Act 1985.

Whilst the financial information included in this press release has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union
 ("EU"), this announcement does not itself contain sufficient information to comply with IFRS.

    Revenue

	2008/09	2007/08	2007/08
	Half year	Half year	Full year
	£ million	£ million	£ million

Retail subscription	1,987	1,853	3,769
Wholesale subscription	93	88	181
Advertising	165	167	328
Sky Bet	23	24	44
Installation, hardware and service	142	148	276
Other	191	178	354
	2,601	2,458	4,952

    Operating expense

	2008/09	2007/08	2007/08
	Half year	Half year	Full year
	£ million	£ million	£ million

Programming	843	858	1,713
Transmission, technology and networks	339	254	542
Marketing	444	405	743
Subscriber management and supply chain	336	379	700
Administration	254	267	530
	2,216	2,163	4,228

Included within administration for the half year ended 31 December 2008 is £3 million (2008: half year £12 million; 2008: full year £21 million) of expense relating to legal costs incurred on the Group's ongoing claim against EDS (the information and technology solutions provider (see note 10a)).

In addition, included within administration for the full year ended 30 June 2008 is £7 million of expense relating to a restructuring exercise undertaken following a review of operating costs. No further costs have been incurred in the half year ended 31 December
2008.

Profit on disposal of joint venture

The Group made no disposals in the period ended 31 December 2008 and no profit or loss on disposal was realised. In the period ended 31 December 2007, the Group sold its 100% stake in BSkyB Nature Limited. This realised a profit on disposal of £67 million.

    Impairment of available-for-sale investment

The Group's investment in ITV is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31
December 2007, due to the significant and prolonged decline in the equity share price. In accordance with IFRS, the Group has continued to review that carrying value throughout fiscal 2008 and fiscal 2009 and during the period has recognised an impairment loss of £59 million (2008: half year £343 million; full year £616 million). The impairment loss was determined with reference to ITV's closing equity share price of 39 pence at 24 December 2008, the last trading day of the Group's fiscal half year.

In accordance with IAS 39, the effect of any further decline in the value of the equity share price of ITV will be recognised in the income statement at the relevant future balance sheet date. On 26th January 2009, the closing equity share price of ITV was 30 pence.

    Earnings per share

	2008/09	2007/08	2007/08
	Half year	Half year	Full year
	Millions of shares	Millions of shares	Millions of shares
The weighted average number of shares for the period was
Ordinary shares	1,753	1,753	1,753
ESOP trust ordinary shares	(13)	(5)	(5)
Basic shares	1,740	1,748	1,748

Dilutive ordinary shares from share options	6	-	-
Diluted shares	1,746	1,748	1,748

The calculation of diluted earnings (loss) per share excludes 23 million share options (2008: half year 33 million; full year 32 million), which could potentially dilute earnings per share in the future.

Basic and diluted earnings (loss) per share is calculated by dividing loss or profit for the period into the weighted average number of shares for the period.

	2008/09 Half year pence	2007/08 Half year pence	2007/08 Full year pence

Earnings (loss) per share from profit (loss) for the period
Basic	9.5p	(6.4p)	(7.3p)
Diluted	9.5p	(6.4p)	(7.3p)

    Dividends

	2008/09 Half year £ million	2007/08 Half year £ million	2007/08 Full year £ million

Dividends declared and paid during the period
2007 Final dividend paid: 8.90p per ordinary share	-	156	156
2008 Interim dividend paid: 7.125p per ordinary share	-	-	124
2008 Final dividend paid: 9.625p per ordinary share	167	-	-
	167	156	280

The proposed 2009 interim dividend is 7.5p per ordinary share being £131 million. The dividend was proposed after the balance sheet date and is therefore not recognised as a liability as at 31 December 2008

Reconciliation of movement in shareholders' deficit

	Share	Share	ESOP	Hedging	Available-for	Other	Retained	Total shareholders'
	capital	premium	reserve	reserve	-sale reserve	reserves	earnings	(deficit) equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

At 1 July 2007	876	1,437	(54)	(25)	(151)	331	(2,367)	47
Recognition and transfer of cash flow hedges	-	-	-	9	-	-	-	9
Tax on items taken directly to equity	-	-	-	(3)	-	-	(1)	(4)
Revaluation of available-for sale-investment	-	-	-	-	(192)	-	-	(192)
Impairment of available-for-sale investment	-	-	-	-	343	-	-	343
Share-based payment	-	-	25	-	-	-	(18)	7
Loss for the period	-	-	-	-	-	-	(112)	(112)
Dividends	-	-	-	-	-	-	(156)	(156)
At 31 December 2007	876	1,437	(29)	(19)	-	331	(2,654)	(58)
Recognition and transfer of cash flow hedges	-	-	-	36	-	-	-	36
Tax on items taken directly to equity	-	-	-	(10)	-	-	(2)	(12)
Exchange differences on translation of foreign operations	-	-	-	-	-	4	-	4
Share-based payment	-	-	(8)	-	-	-	9	1
Loss for the period	-	-	-	-	-	-	(15)	(15)
Dividends	-	-	-	-	-	-	(124)	(124)
At 30 June 2008	876	1,437	(37)	7	-	335	(2,786)	(168)
Recognition and transfer of cash flow hedges	-	-	-	195	-	-	-	195
Tax on items taken directly to equity	-	-	-	(55)	-	-	(1)	(56)
Exchange differences on translation of foreign operations	-	-	-	-	-	26	-	26
Share-based payment	-	-	(37)	-	-	-	20	(17)
Profit for the period	-	-	-	-	-	-	166	166
Dividends	-	-	-	-	-	-	(167)	(167)
At 31 December 2008	876	1,437	(74)	147	-	361	(2,768)	(21)

    Note to the condensed consolidated cash flow statement

Reconciliation of profit (loss) before taxation to cash generated from operations

	2008/09	2007/08	2007/08
	Half year	Half year	Full year
	£ million	£ million	£ million

Profit (loss) before tax	276	(36)	60
Depreciation of property, plant and equipment	90	77	155
Amortisation of intangible assets	47	43	91
Profit on disposal of joint venture	-	(67)	(67)
Impairment of available-for-sale investments	59	343	616
Share-based payment expense	23	17	36
Net finance costs	60	63	130
Share of results of joint ventures and associates	(10)	(8)	(15)
	545	432	1,006
Increase in trade and other receivables	(196)	(95)	(59)
(Increase) decrease in inventories	(320)	(264)	88
Increase (decrease) in trade and other payables	583	349	(30)
(Decrease) increase in provisions	(9)	12	(2)
Increase in derivative financial instruments	(15)	(5)	(6)
Cash generated from operations	588	429	997

    Other matters

a)
    Contingent assets

The Group has served a claim for a material amount against EDS (an information and technology solutions provider) which provided services to the Group as part of the Group's investment in customer management systems software and infrastructure. The amount which may be recovered by the Group will not be finally determined until resolution of the claim.

b)
    Contingent liabilities

On 7 May 2008 the Nomenclature Committee of the European Commission issued an Explanatory Note "EN" (0590/2007) to the Combined Nomenclature setting out their view that set-top boxes with a hard drive should be classified under Customs Tariff heading 8521 90 00 and so subject to a 13.9% ad valorem duty on importation to the European Union. As a consequence the Group is exposed to potential retrospective Customs Duty liability in respect of such set-top boxes imported by Amstrad Plc (acquired in September 2007) and for the reimbursement of certain suppliers in line with the terms of contractual supply agreements.

Management's opinion is that the retrospective application of the Explanatory Note would be wrong as a matter of law. In addition management considers that the adoption of the EN puts the EU in breach of the Information Technology Agreement of 1996, a view which is shared by the
US
 and
Japan
 who have instigated WTO proceedings against the EU on this matter. The Group therefore is, in common with other affected importers, defending its position on this matter and consequently has lodged an appeal to the VAT & Duties Tribunal regarding classification of these products.

As a result of the potential remedies available under the Community Customs Code, the Group considers that in the event that an assessment is made for import duty relating to imports prior to 7 May 2008, it is probable that no outflow of economic benefit would be required to discharge this obligation, and that as such at 31 December 2008 any liability should be considered contingent.

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date:  28 January 2009                                                                                                       By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary